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                                    Exhibit L

                             SUBSCRIPTION AGREEMENT

     The Northwestern Mutual Life Insurance Company (the "Company") hereby subscribes for 10,000 shares of the capital stock of Northwestern Mutual Series Fund, Inc. ("NMSF"), par value $.01 per share of each of three series of NMSF:
AllianceBernstein Mid Cap Value Portfolio, Janus Capital Appreciation Portfolio and T. Rowe Price Equity Income Portfolio. The Company agrees to pay therefor, on the issuance of such stock, the sum of $1.00 per share of capital stock, in the total amount of $30,000, at such time as the President of NMSF may, by notice, require but in no event later than April 30, 2003.

     The Company hereby represents that, subject to any requirement of law that the disposition of its property shall at all times be within its control, such shares of the capital stock of NMSF are being acquired for investment and not with a view to resell or otherwise distribute such shares.

     The undersigned acknowledges and understands that shares of NMSF will be issued to the undersigned in a private placement and are not currently registered under the Securities Act of 1933 or applicable state securities laws, in reliance by NMSF on the representations and warranties made by the undersigned herein. The undersigned agrees not to sell or redeem any of the shares of NMSF issued pursuant hereto (the

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"initial shares") unless there is a registration statement covering such shares then in effect or pursuant to an available exemption from registration supported by an opinion of counsel to such effect.

                                      THE NORTHWESTERN MUTUAL
                                      LIFE INSURANCE COMPANY

ATTEST:


/s/ JAMES R. EBEN                     By: EDWARD J. ZORE
-----------------------------             --------------------------------------
Assistant Secretary                       President and Chief Executive Officer

                                      Date: April 23, 2003